Issuer Free Writing Prospectus dated July 22, 2016

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus dated July 21, 2016 and

Registration Statement No. 333-211748

CONTRAFECT CORPORATION

PRICING TERM SHEET

The information in this pricing term sheet relates to ContraFect Corporation’s offering (the “Offering”) of shares of its common stock and warrants to purchase shares of common stock and should be read together with the preliminary prospectus supplement dated July 21, 2016 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated June 8, 2016, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, contained in ContraFect Corporation’s Registration Statement on Form S-3 (Registration Statement No. 333-211748. References to “the Issuer,” “we,” “our” and “us” refer to ContraFect Corporation.

Issuer:	ContraFect Corporation

Ticker/Exchange for Common Stock:	CFRX/Nasdaq Capital Market

Common Stock Offered:	14,000,000 shares

Warrants Offered:	Warrants to purchase 14,000,000 shares of common stock. Each warrant will have an exercise price of $3.00 per share, will be exercisable upon issuance and will expire 5 years from the date of issuance. The shares of common stock and the warrants are immediately separable and will be issued separately, but must be purchased together in this offering.

Public Offering Price:	$2.50 per share of common stock and accompanying warrant to purchase one share of common stock.

Term of Warrants:

The following summarizes the other material terms and provisions of the warrants which will be governed by a warrant agent agreement between the Company and American Stock Transfer & Trust Company, LLC.

Listing

The Company does not intend to list the warrants on any securities exchange or automated quotation system.

Limitations on Beneficial Ownership

A holder may not exercise any portion of a warrant to the extent that the holder, together with its affiliates and any other person or entity acting as a group, would beneficially own more than 9.99% of the outstanding common stock after exercise, as such percentage ownership is determined in accordance with the terms of the warrant, except that upon at least 61 days’ prior notice from the holder to us, the holder may waive such limitation.

Fundamental Transaction

If, at any time while a warrant is outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another person, (ii) the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another person) is completed pursuant to which holders of common stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding common stock, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the common stock or any compulsory share exchange pursuant to which the common stock is effectively converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another person or group of persons whereby such other person or group acquires more than 50% of the outstanding shares of common stock (not including any shares of common stock held by the other person or other persons making or party to, or associated or affiliated with the other persons making or party to, such stock or share purchase agreement or other business combination) (each a “Fundamental Transaction”), then, upon any subsequent exercise of the warrant, the holder of the warrant shall have the right to receive, for each warrant share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, the number of shares of common stock of the Company, if it is the surviving corporation, and any additional consideration (including any shares in any successor corporation or other entity acquiring the Company) (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of a share of common stock for which the warrant is exercisable immediately prior to such Fundamental Transaction. For purposes of any such exercise, the determination of the exercise price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of common stock in such Fundamental Transaction, and the Company shall apportion the exercise price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the holder of the warrant shall be given the same choice as to the Alternate Consideration it receives upon any exercise of the warrant following such Fundamental Transaction. Notwithstanding anything to the contrary, in the event of a Fundamental Transaction that is (1) an all cash transaction, (2) a “Rule 13e-3 transaction” as defined in Rule 13e-3 under the Exchange Act, or (3) a Fundamental Transaction involving a person or entity not traded on a national securities exchange, including, but not limited to, the NYSE MKT, the Nasdaq Global Select Market, the Nasdaq Global Market, or the Nasdaq Capital Market, the Company or any Successor Entity (as defined below) shall, at the option of the holder of the warrant, exercisable at any time concurrently with, or within 30 days after, the consummation of the Fundamental Transaction, purchase the warrant from the holder by paying to the holder an amount of cash equal to the Black Scholes Value of the remaining unexercised portion of the warrant on the date of the consummation of such Fundamental Transaction. “Black Scholes Value” means the value of the warrant based on the Black and Scholes Option Pricing Model obtained from the “OV” function on Bloomberg determined as of the day of consummation of the applicable Fundamental Transaction for pricing purposes and reflecting (A) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the expiration date of the warrant, (B) an expected volatility equal to the greater of 100% and the 100 day volatility obtained from the HVT function on Bloomberg as of the trading day immediately following the public announcement of the applicable Fundamental Transaction, (C) the underlying price per share used in such calculation shall be the sum of the price per share being offered in cash, if any, plus the value of any non-cash consideration, if any, being offered in such Fundamental Transaction (as determined by the Company in good faith) and (D) a remaining option time equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the expiration date of the warrant. The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under the warrant, and to deliver to the holder in exchange for the warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to the warrant which is exercisable for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the shares of common stock acquirable and receivable upon exercise of the warrant prior to such Fundamental Transaction, and with an exercise price which applies the exercise price hereunder to such shares of capital stock (but taking into account the relative value of the shares of common stock pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of the warrant immediately prior to the consummation of such Fundamental Transaction). Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of the warrant shall refer instead to the Successor Entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under the warrant with the same effect as if such Successor Entity had been named as the Company therein.

Underwriter Discounts and Commissions:	6.50%

Proceeds to the Company, before Discounts and Commissions and Expenses:	$35,000,000

Trade Date:	July 22, 2016

Settlement Date:	July 27, 2016

The Company has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest in this offering, you should read the Preliminary Prospectus in that registration statement for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from the offices of: Piper Jaffray & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, by telephone: (800) 747-3924 or by email: prospectus@pjc.com. You may obtain a copy of the Preliminary Prospectus at http://www.sec.gov/Archives/edgar/data/1478069/000119312516653739/0001193125-16-653739-index.htm.

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